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Exhibit 12.1

Computation of Ratio of Earnings to fixed charges and
Earnings to fixed charges and preferred stock dividends

(Dollars in thousands, except ratios)

	For the Years Ended December 31,
	2008		2007		2006		2005		2004
Earnings:
Net income before equity in earnings (loss) from joint ventures and unconsolidated subsidiaries, minority interest and other items	$(307,801)		$179,845		$314,771		$265,864		$178,847
Add: Fixed charges as calculated below	664,882		633,737		433,609		314,865		233,877
Add: Distributions of earnings of joint ventures	48,196		49,486		13,276		6,672		5,840
Less: Capitalized interest	(2,501)		(3,994)		(1,917)		(788)		—
Less: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	991		(703)		(1,093)		(691)		(225)

Total earnings	$403,767		$858,371		$758,646		$585,922		$418,339
Fixed charges:
Interest expense(1)	$660,284		$627,732		$429,807		$313,053		$232,918
Add: Capitalized interest	2,501		3,994		1,917		788		—
Implied interest component on the company's rent obligations	2,097		2,011		1,885		1,024		959

Fixed charges	$664,882		$633,737		$433,609		$314,865		$233,877
Preferred dividend requirements	42,320		42,320		42,320		42,320		51,340

Fixed charges and preferred stock dividends	$707,202		$676,057		$475,929		$357,185		$285,217
Earnings to fixed charges	0.6	x	1.4	x	1.7	x	1.9	x	1.8	x
Earnings to fixed charges and preferred stock dividends	0.6	x	1.3	x	1.6	x	1.6	x	1.5	x

Explanatory Note:

(1)
For the years ended December 31, 2007, 2006, 2005 and 2004, interest expense includes $12, $198, $247 and $1,333, respectively, of interest expense reclassified to discontinued operations.

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  Exhibit 12.1
Computation of Ratio of Earnings to fixed charges and Earnings to fixed charges and preferred stock dividends (Dollars in thousands, except ratios)